December 20, 2023	Peter J. Shea Peter.Shea@klgates.com T +1 212 536 3988 F +1 212 536 3901

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F Street, N.E.
Washington, DC 20549

Re:	Tidal Commodities Trust I (File No. 333-275227) Hashdex Bitcoin ETF Pre-Effective Amendment No. 2 to Registration Statement on Form S-4 and Comment Response

Dear Ladies and Gentlemen:

On behalf of our client, Tidal Commodities Trust I, a Delaware statutory trust (the “Registrant”), which will operate as a separate series of the Registrant the Hashdex Bitcoin ETF (the “Fund”), we are submitting together with this correspondence Pre-Effective Amendment No. 2 (“Amendment”) to the Registrant’s registration statement on Form S-4 (“Registration Statement”) (File No. 333-275227). The Amendment and this correspondence provide the Registrant’s responses to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) presented in the Staff’s comment letter dated December 18, 2023 (“Comment Letter”), addressing the amended Registration Statement on Form S-4 that was filed by the Registrant on December 7, 2023.

Each of the Staff’s comments from the Comment Letter is repeated below in italics and followed by the Registrant’s response. Capitalized terms used, but not defined, herein are used with the same meaning given to them in the Amendment. Any disclosure changes made in response to the Staff’s comments, as set forth below, in one place are also made in other applicable places of the prospectus contained in the Amendment.

Amendment No. 1 to Registration on Form S-4

Further Information About the Acquired Fund

Management's Discussion and Analysis of Financial Condition

1.            In response to comment 10, you only provided information for the interim period. Please revise your MD&A to include information for the period from commencement of operations (September 15, 2022) through December 31, 2022, or tell us why you are not required to provide the information.

RESPONSE:

The MD&A section has been revised as suggested.

K&L Gates LLP

599 Lexington Avenue New York NY 10022-6030

T +1 212 536 3900  F +1 212 536 3901  klgates.com

Further Information About the Acquiring Fund

The Sponsor

2.	We note your revised disclosure in response to comment 11 that FTV-Toroso, Inc. holds approximately 24.9% of Tidal. Please further revise to identify the natural person(s) who have voting and/or investment control of the membership interests held by FTV-Toroso, Inc.

RESPONSE:

The suggested revision has been made in the Amendment.

Calculating NAV

3.	You disclose that in determining the value of Bitcoin Futures Contracts, the Acquiring Fund uses the settlement price for the Benchmark Component Futures Contracts, as reported on the CME, except that the “fair value” of Bitcoin Futures Contracts may be used when Bitcoin Futures Contracts close at their price fluctuation limit for the day. You also disclose that when a Bitcoin Futures Contract has closed at its daily price fluctuation limit, that limit price will be the daily settlement price that the CME publishes and that if the CME halted trading in Bitcoin Futures Contracts for other reasons, including if trading were halted for an entire trading day or several trading days, the Acquiring Fund would value its Bitcoin Futures Contracts by using the settlement price that the CME publishes. Please reconcile and clarify these disclosures, including the circumstances in which the fair value would be utilized and how the "fair value" would be determined and if in accordance with U.S. GAAP.

RESPONSE:

The suggested clarification has been made in the Amendment.

Acquiring Fund Financial Statements

Note 1. Organization and Significant Accounting Policies

Calculation of Net Asset Value

4.	The disclosures added in response to comment 15 refer to a description of fair value below that note which does not appear to be included. Revise to include the description of fair value.

RESPONSE:

The suggested revision has been made in the Amendment.

Acquired Fund Financial Statements

Report of Independent Registered Public Accounting Firm

5.	In responding to comment 16, the auditors removed the definition of the term PCAOB. Please ask them to revise to state, if true, that they are a public accounting firm registered with the Public Company Accounting Oversight Board (United States).

RESPONSE:

The report has been revised as suggested.

Exhibits

6.	We note that it is a condition of the Merger for both you and Teucrium to receive legal opinions regarding the federal income tax consequences of the Merger. Please file the tax opinion addressed to Teucrium as Exhibit 8.2.

RESPONSE:

The opinion deliverable for the Merger is filed as exhibit 8.2.

7.	Refer to Exhibit 23.3 and your response to comment 19. Please request Tait, Weller & Baker LLP to state whether or not they consent to the reference to them in the Experts section. Further, the consent refers to their consent to the incorporation by reference of their report. As we note that their report is included in the Form S-4, ask them to revise the consent accordingly.

RESPONSE:

Exhibit 23.3 is filed with the Amendment.

*           *           *           *

The Registrant and Tidal Investments LLC, as the sponsor of the Registrant, acknowledge that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please do not hesitate to contact me at (212) 536-3988, or in my absence, Brian Doyle-Wenger at (615) 780-6718.

cc:

Ms. Sandra Hunter Berkheimer, Division of Corporation Finance

Ms. Jessica Livingston, Division of Corporation Finance

Mr. David Lin, Division of Corporation Finance

Ms. Michelle Miller, Division of Corporation Finance

Ms. Kate Tillan, Division of Corporation Finance

Mr. Guillermo Trias, Tidal Financial Group

Mr. Daniel Carlson, Tidal Financial Group

Mr. Michael Pellegrino, Tidal Financial Group

Mr. Brian Doyle-Wenger, K&L Gates LLP

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